Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 05/29/01

QUESTION
--------
Even though the outside consultants will look at all the aspects of the two companies, will AmeriSource (owning 51% of the new company) have an advantage when deciding which distribution centers will continue to operate as well as the locations of departments that exist in both Bergen's and AmeriSource's corporate offices?

ANSWER
------
No decisions have been made as to which distribution centers will remain and the location of corporate departments. The integration process currently under way will play a major role in determining such decisions, and its recommendations will be based on efficiencies and economics. In the new organization, a Bergen person will be Chairman, AmeriSource people will be CEO and COO, and a Bergen person will head up the Drug Company, so as you can see, both sides will be evenly represented.


QUESTION
--------
If a business development consultant is terminated or not retained due to the merger, will the remaining months of the new business compensation be paid? The bonus program for new business is paid over a period of twelve months.

ANSWER
------
Business Development Consultants laid off as a result of the merger will continue to receive commissions for new business and GNP conversions until the 12-month period has been completed. For example, if a BDC signed up a new account and has been receiving commissions for this account for seven (7) months, he/she will continue to receive commissions for this same account for the remaining five (5) months after leaving the company. New accounts and GNP conversions must continue to meet the minimum sales criteria in order to receive a monthly commission.


QUESTION
--------
Who are AmeriSource's top ten customers?

ANSWER
------
AmeriSource's largest customer is the Veterans' Administration. AmeriSource serves many other customers throughout the country. Until the merger closes, we will not share the specifics of AmeriSource's customers and Bergen will not share their customer list with AmeriSource.


QUESTION
--------
Can you state the type of questions asked by the federal inquiry? Are they the same questions asked of AmeriSource or are we treated separately?

ANSWER
------
The Federal Trade Commission's second request is broad in nature and covers nearly all facets of the business.

QUESTION
--------
The year(s) we have worked here at Bergen will be carried over to AmeriSource; we will not have to start over "fresh"? Am I correct? So we will be able to have our same benefits regarding vacation, sick days, etc.? Since AmeriSource offers 6 sick days, and say I have been here one year, and have only been ill twice, does that mean I still have 4 sick days left? So will it be effective as soon as the merger is, or will I have to wait to be with AmeriSource for one year?

ANSWER
------
Years of service with Bergen will carry over to the new company. No decisions have been made as to the benefits, e.g., vacation, sick pay, holidays, in the new company. As stated previously, Bergen and AmeriSource are committed to providing an excellent benefits package.


QUESTION
--------
This was my question and the response.  Let's try one more time:

Question: If the pending merger is approved and closes before December 31, will the ESPP program continue until December 31? As I understand, when the merger is consummated the purchase period will end and Bergen stock will be purchased and converted to ABC stock. Let's say the merger is done in October. Will the ESPP deductions continue with the purchase of ABC stock until the end of the year or will the ESPP end as of the merger?

Answer: The purchase period is from July 1, 2001 through December 31, 2001. However, if the pending merger between Bergen Brunswig and AmeriSource is approved and closes prior to December 31, 2001, the purchase period will end on the day before the merger closing date. Purchases of Bergen stock would be made and would then automatically be converted into AmeriSource-Bergen stock on the transaction closing date.

Revised question: So, when you say, "the purchase period (for BBC stock?) will end on the day before the merger "closing date", do you mean no more deductions will be made after the merger? My specific questions I think was, "will the ESPP deductions continue with the purchase of ABC stock until the end of the year"? Or will the deductions continue like last year and paid back to the employee on the first check of the new year, without any interest on the money held?

ANSWER
------
Thank you for the clarification. The answer to your revised question is that if the merger closes before December 31, 2001, payroll deductions will end on the last paycheck before the merger and no further payroll deductions will be taken, therefore no need to pay back any held money.


QUESTION
--------
Will BBC continue to process Tuition Assistance requests for classes not scheduled until September 2001?

ANSWER
------
Yes, Tuition Assistance will continue to be offered in the new company. As stated previously, AmeriSource provides tuition assistance; their plan pays up to a maximum of $3000.00 per year, just like Bergen.

QUESTION
--------
My question regards the Rule of 80. As I understand it, if you are 57 and have worked 23 years, you would be eligible. If you continue to work, would you apply for the Rule of 80 for health benefits and then pay yourself for vision/dental? Also, will the Rule of 80 carry over the to the new company? Thank you for keeping us so informed.

ANSWER
------
The Rule of 80 covers medical and prescription coverage until the associate's age 65. Vision and dental coverage may be continued through COBRA. The Rule of 80 is available upon termination of employment, assuming years of service and age equals at least 80, and the associate has not yet turned age 65. It is our commitment that the new company will have a post retirement benefit plan and will be at least as comprehensive as BBC's current Rule of 80 plan.


QUESTION
--------
Earlier this year a group of IR associates was selected to attend an intensive Web Based Training program. We have not heard much about this program since the merger announcement. Do you anticipate that those selected for this program will still be trained this year? Is this program a part of the due diligence being undertaken with AmeriSource, Bergen and Deloitte? Any feedback is appreciated.

ANSWER
------
This is a department specific question and not merger related. Please check directly with Linda Burkett or Marlo Cady. Thank you.


QUESTION
--------
Will employees be given the opportunity to volunteer for layoff before the non-voluntary layoff process begins?

ANSWER
------
No decision has been made as to the opportunity for associates to "volunteer" for layoff.


QUESTION
--------
Hi! Do associates receive a severance package (the same as described for exempt associates) if they are nonexempt but have worked just as hard for Bergen as exempt associates?

ANSWER
------
The severance package is the same for nonexempt and exempt associates. It is based on years of service with the Company.


QUESTION
--------
When the auditors interview all employees for positions in the new company, how hard do they need to sell themselves? Some employees may be more "modest" than others and think that selling themselves is a form of bragging. In which case, if the company, i.e., management, feels the employee has skills and a broad based knowledge of the applications used to run the business, how will the two sides, management versus employee, be weighed?

ANSWER
------
Deloitte Touche, Bergen's audit partner, is not participating in the integration process. AmeriSource and Bergen Brunswig have hired Deloitte Consulting, a separate company, to assist in the integration of the two companies. Deloitte consultants are working with teams of AmeriSource and Bergen associates to gather data about job functions and work processes at both companies. Senior management will make decisions as to positions in the new company. The Company is committed to making these decisions in a fair and impartial manner. Factors that will be considered in making staffing decisions include performance history, skill sets, experience, seniority and willingness to relocate if necessary. The timing of staffing decisions is dependent on the results of continued due diligence.


QUESTION
--------
Assuming the merger goes through is there a date that in which we will know that our jobs are "safe"? Meaning is there a time frame for layoffs to take place and once we make it past that period we keep our position?

ANSWER
------
No decisions have been made as to the timing of layoffs.


QUESTION
--------
When the merger goes through will we have an option take what we have in our 401k with Bergen and put it in personal IRA, and if we remain employed start a new plan with the new company?

ANSWER
------
The merger itself will not trigger an event that would allow an IRA rollover. This will also be true after the merger, whether the money stays in the current 401k or moves to a successor 401k. If an associate leaves the Company, then the option of an IRA rollover becomes available.


QUESTION
--------
Does AmeriSource have a company Intranet?

ANSWER
------
Yes, AmeriSource has a company Intranet site used primarily for data storage and availability. AmeriSource does not yet use their Intranet as a communication tool.


QUESTION
--------
There were some questions and answers regarding accumulated sick pay. When the merger is completed, does the accumulated sick pay get carried over to the new company?

ANSWER
------
Yes, accumulated sick pay will carry over to the new company, i.e.; associates will not lose their sick hours. However, no decisions have been made as to the design of the new company's sick leave plan.

QUESTION
--------
I like the weekly update much better. I understand the wait, but this merger is important to all associates and they would like to be updated quickly.

ANSWER
------
As we move through phase one of the integration process over the next six to seven weeks, there will be ongoing communications on a weekly basis. The questions and answers is one form of ongoing communications and will be posted every other week at a minimum.


QUESTION
--------
If I choose to retire when the merger takes place instead of going through another merger why wouldn't I get the severance package? I have known associates that have left the company and were given a severance package.

ANSWER
------
No decision has been made as to the opportunity for associates to "volunteer" for layoff.


QUESTION
--------
If I am over retirement age, do I still receive severance?

ANSWER
------
If you are laid off, you will be eligible for severance, regardless of your age.


QUESTION
--------
If a person is 65, will they get paid off and have to retire?

ANSWER
------
Layoff decisions will be made based on job function, not the age of the associate.


QUESTION
--------
If we are forced to retire from the company, can we still keep life insurance for self and spouse?

ANSWER
------
Upon termination, associates are given the opportunity to convert their life insurance to a private policy.

QUESTION
--------
If this merger were trying to create a bigger and better company, then why would they cut it down to 30 sites? That seems as if it would keep the new company in the same place as it is now and it would put an additional strain on those locations because they would have to pick up the work-load of the sites that are closed. As a result, AmeriSource-Bergen would run the risk of losing existing customers and possibly finding it hard to bring on new ones. That doesn't sound like the BEST course of action.

ANSWER
------
Thirty (30) sites is an estimate for consolidation. Any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers, and others to determine the most efficient and high quality distribution network.


QUESTION
--------
I have an account that informed me that AmeriSource also has, or is working on a Central Fill capability. Are we looking into combining the two efforts and when will it be available to all customers?

ANSWER
------
Both AmeriSource and Bergen have central pharmacy solutions about ready to enter the market. AmeriSource's is focused on central processing and Bergen's on central fill. They are complementary programs and together they will provide more options for our customers.


QUESTION
--------
If you get laid off as a result of the merger, do you still keep your options?

ANSWER
------
Yes, you still keep your options in accordance with the stock option plans. The BBC 1989 stock option plan provides you the opportunity to exercise your options within 90 days from your termination date. The BBC 1999 stock option plan provides you the opportunity to exercise your options within one year from your termination date.


QUESTION
--------
What happens to Bergen Brunswig stock shares held in the ESPP or 401K or any stock options, vested or unvested, upon completion of the merger?

ANSWER
------
Upon completion of the merger, both BBC stock and stock option shares will convert to AmeriSource-Bergen stock or stock option shares, respectively, using
 .37 as the conversion factor. This means that for stock, the number of shares will be multiplied by .37 and the price will convert to the price of AmeriSource shares on the day the merger completes, and for stock options, the number of shares will be multiplied by .37 and the price will be divided by .37 to derive the new number and strike price of AmeriSource-Bergen stock option shares.

Stock Example: If AmeriSource's stock price is $60 on the date of conversion, 1000 BBC shares will convert to 370 shares @ $60/share.

Stock Option Example: 1000 BBC shares @ $10.00/share would convert to 370 AmeriSource-Bergen shares @ $27.027/share.

QUESTION
--------
What departments are located at the AmeriSource Corporate Headquarters?

ANSWER
------
The following departments are located at the AmeriSource Corporate Headquarters in Valley Forge, PA: Marketing, Finance, Human Resources, Information Resources, Investor Relations, Legal, Internal Audit, Security, Retail Services, and some Procurement functions. AmeriSource also has some corporate-type functions located in the field.


QUESTION
--------
I appreciate the efforts in communication and soothing some of our worries and woes. My wife was in charge of her company's "Re-Organization" web page. One idea that worked well and enjoyed by the employees was the transition page.

The transition page provided a listing of all the departments and positions. As each department and position was confirmed (i.e., "foot printed" in the new structure) it was posted. Everyone was able to see first hand if his or her position was in flux. Those that were not in flux remained productive and in many cases increased their productivity.

I would like to suggest that AmeriSource-Bergen adopt a similar type information net. There are some areas you already know that will remain as staffed. Suck information can cause a calming effect as well as allows each person/department maximum information as to the evolving structure. If handled correctly it can actually boost employee morale and eliminate the fear of the unknown.

Is there a way to consolidate some of the questions to be more of summaries? Seems most of the questions revolve around 1) stock options, 2) continued health and retirement benefits, and 3) severance packages.

Thanks!

ANSWER
------
Thank you for your suggestion. Deloitte Consulting is assisting Bergen and AmeriSource with the integration process. We are in the process of developing a variety of ways to communicate decisions, including a process as you described. However, no decisions have yet been made as to surviving job functions and/or job elimination.


QUESTION
--------
If AmeriSource previously employed an associate, will their time of service with AmeriSource and Bergen be combined to qualify for benefits?

ANSWER
------
We do not yet have an answer to your question.

QUESTION
--------
What is the dress code for AmeriSource?

ANSWER
------
AmeriSource's corporate office has business casual dress on Monday through Thursday and casual dress on Friday. Generally distribution centers are casual dress.


QUESTION
--------
When calculating the years of service will you go by calendar year or date of hire?

ANSWER
------
Years of service are calculated from date of hire.


QUESTION
--------
If AmeriSource already has their own Drug Repackaging facility why would they then need the Madison, WI facility? Are they planning to phase out the Madison facility as part of the first phase once the merger has gone through? Will Madison be given 2 months' notice? (Even though they only have 27 associates?)

ANSWER
------
As previously stated, no decisions have been made as to the consolidation of facilities. Associates laid off as a result of the merger will be given a minimum of two months' notice, regardless of the number of associates in a facility.


QUESTION
--------
If I have purchased stock through the ESPP program and I have already completed the waiting period before I am eligible to sell it, will I have to wait any additional time to sell it once it is converted to the AmeriSource-Bergen stock?

ANSWER
------
We are informed by the company that does our ESPP administration that the normal stock conversion process when companies merge is two days. Therefore it would be unlikely that there would be any significant delay if you wanted to wait until the merger takes place to sell your shares.


Forward-Looking Statements
--------------------------
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------
In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation
----------------------------
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.